Exhibit 19.1

This memorandum sets forth the policies of Cross Country Healthcare, Inc. (the "Company") concerning restrictions on purchasing or selling the Common Stock of the Company (the "Common Stock") while in possession of "inside" information and the disclosure of such information and restrictions on transactions in the Common Stock. All employees and non- employee directors of the Company and its subsidiaries and family members who reside in the same household with, or whose investment decisions are managed by, such employees or non-employee directors are subject to the policies set forth herein. Please read this memorandum carefully, your electronic signature indicates your understanding and agreement.

I.Prohibition on Use or Disclosure of Inside Information

All employees and non-employee directors of the Company and its subsidiaries are advised that the Company has a strict policy prohibiting employees and non-employee directors of the Company and its subsidiaries from:

A.buying or selling, or participating in a decision to buy or sell, the Company's
Common Stock while in possession of material non-public information (sometimes called "inside" information); or

B.disclosing inside information to others (sometimes called "tipping").

This policy is for the protection of the Company, its subsidiaries and their respective employees and non- employee directors. It is also designed to assist personnel in complying with applicable requirements of Federal law. Any person who violates the Federal prohibitions on the use of material inside information in securities transactions or the communication of such information to others who use it in securities transactions may suffer severe consequences, including possible civil or criminal liability, injunctions, disgorgement of profits made or losses avoided, substantial penalties and exposure to private lawsuits.

Information concerning the Company or its subsidiaries is "inside" or "nonpublic" for purposes of this policy if it has not been made generally available to the public for at least two full days. Information would be deemed generally available to the public if it has been included in a filing made by the Company with the Securities and Exchange Commission or disclosed in a press release.

Inside information is "material" if it relates to the Company and its subsidiaries or their respective businesses, financial condition or prospects or the Company's Common Stock and its dissemination would be likely to affect the market price of the Company's Common Stock or if there is a substantial likelihood that a reasonable investor would consider it important in determining whether to buy, sell or hold the Company's Common Stock. Material inside information can also be related to new services, customers, sales, etc. Information concerning any of the following will generally be considered material:

(a)earnings information;
(b)financial forecasts, especially estimates of earnings;
(c)changes in previously disclosed financial information;
(d)joint ventures, mergers or acquisitions of other companies and negotiations with respect thereto;
(e)proposed issuances of new securities or repurchases of Common Stock by the Company;
(f)significant changes in operations;

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(g)significant increases or decreases in customers;
(h)extraordinary borrowings;
(i)the commencement of major litigation or governmental investigations;
(j)financial liquidity problems;
(k)significant changes in management; and
(l)declarations of stock splits, stock dividends and cash dividends.

When in doubt, information concerning the Company or its subsidiaries should be presumed to be material and not to have been disclosed to the public.

II.Restrictions on Transactions in Company Common Stock

The Company has adopted the following policies with respect to transactions by employees and non-employee directors of the Company and its subsidiaries in the Company's Common Stock:

(i)Employees and non-employee directors may not buy or sell the Company’s Common Stock within the period from fifteen days prior to the end of each fiscal quarter (i.e., March 31, June 30, September 30 and December 31) until the second day after the announcement of the earnings of the Company for such quarter.

(ii)Employees and non-employee directors may not buy or sell the Company's Common Stock at any time while in possession of material, non-public information.

(iii)Employees and non-employee directors may not buy or sell or deal in puts, calls, transferable options or other speculative rights or obligations with respect to equity securities of the Company.

To facilitate compliance with the foregoing policies, prior to any purchase or sale of Common Stock, employees and non-employee directors should give notice to the Company’s General Counsel of their intent to purchase or sell Cross Country Healthcare, Inc. securities. Prior to any exercise of options and/or subsequent sale thereafter of Cross Country Healthcare, Inc. securities an employee or non-employee director must complete a Prior Transaction Notification Form. The completed form must be sent to the General Counsel at least 48 hours prior to the intended transaction date.

You may either fax or email the form. If you fax the form, it must reflect your signature. Fax in confidence to 800-565-9774 Attention: General Counsel. If you email the form, send to Cross Country Healthcare, Inc.’s General Counsel at sball@crosscountry.com.

Note: To change or cancel information submitted on a Prior Transaction Notification Form, fill out a
Change or Cancel Notification Form and forward to the Company’s General Counsel immediately.

No later than 1 day after any exercise, purchase or sale of Cross Country Healthcare, Inc. securities, you must complete a Post Transaction Notification Form and forward to the Company’s General Counsel.

III.Confidentiality

The unauthorized disclosure of material information concerning the Company or its subsidiaries may cause serious harm, whether or not such disclosure is for the purpose of facilitating improper trading in the Company's Common Stock. Therefore, employees and non-employee directors should not discuss any non-public information concerning the Company or its subsidiaries with anyone outside of the Company. This prohibition applies specifically, but not exclusively, to inquiries about the Company or its subsidiaries which may be made by the financial press, investment analysts or others in the financial community or any stockholder. It is important that all such communications on behalf of the Company or its subsidiaries be made through an appropriately designated officer under carefully controlled circumstances. If you receive any inquiries of this nature, you should decline comment and refer the inquirer to the Company’s General Counsel, unless you are expressly authorized to the contrary.

IV.Conclusion

Adherence to the policies set forth in this memorandum is essential. Any violation of the Company's policies as set forth in this memorandum will be regarded as a serious matter and may result in termination of employment.

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